EXHIBIT 99.4

FSD Pharma Inc.
(the "Company")
Form of Proxy ("Proxy")

Record Date:	June 12, 2024
Control Number:
Meeting Date:	July 22, 2024
Proxy Deadline:	July 18, 2024
Shares to Vote:

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The Company is holding its Annual General and Special Meeting of shareholders (the "Meeting") on July 22, 2024, at 1:00 p.m. (Toronto/New York time), at the offices of Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto Ontario M5C 2V9.

Please vote your shares prior to the Proxy Deadline listed above using one of the following options:

1.	Online at www.voteproxy.ca and by registering using your control number provided above;
2.	By fax by sending your voting instructions to 416-360-7812; or
3.	By emailing info@marrellitrust.ca; or
4.	By returning the completed proxy form via letter mail to Marrelli Trust Company Limited, c/o Marrelli Transfer Services Corp. 82 Richmond Street East, Toronto, Ontario M5C 1P1.

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Appointment of Proxy:

The undersigned, being the holder of a Class A Multiple Voting Shares ("MVS") and Class B Subordinate Voting Shares (the "Class B Subordinate Voting Shares") of the Company hereby appoints Zeeshan Saeed, CEO, Co-Executive Chairman and Director, whom failing, or Anthony Durkacz, Co-Executive Chairman and Director of the Company (together, the "Management Nominees"), or instead of any of them, the following appointee:

Please Print Name of Appointed Proxy

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. If you wish to attend the Meeting and vote your shares thereat, please print your name in the box provided above.

Resolutions to be approved at the Meeting:

Please see following page for voting instructions

1.	Election of Directors	For	Withhold

(a)	Anthony Durkacz	☐	☐
(b)	Zeeshan Saeed	☐	☐
(c)	Dr. Lakshmi P. Kotra	☐	☐
(d)	Adnan Bashir	☐	☐
(e)	Dr. Sanjiv Chopra	☐	☐
(f)	Michael (Zappy) Zapolin	☐	☐
(g)	Dr. Eric Hoskins	☐	☐

2.	Re-appointment of Auditors	For	Withhold

To re-appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the Board to fix the remuneration of the auditor, as more particularly set forth in the Circular.		☐	☐

3.	Share Consolidation	For	Against

To consider and, if deemed advisable, to pass with or without variation, a special resolution providing for the consolidation of the Company’s issued and outstanding class A multiple voting shares (the “MVS”) and class B subordinate voting shares (the “Class B Subordinate Voting Shares”) at such a consolidation ratio to be determined by the Board, in its sole discretion, at such a consolidation ratio, of up to one hundred (100) pre-consolidation MVS and Class B Subordinate Voting Shares for one (1) post-consolidation MVS and Class B Subordinate Voting Shares.

		☐	☐

4.	Approval of Name Change	For	Against

To consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a change in the name of the Company to be such name as determined by the Board in its sole discretion.

		☐	☐

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5.	Ratification of Articles of Amendment	For	Against

The holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of MVS, will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving and ratifying the Company’s articles of amendment which were filed on February 3, 2020, expanding the definition of “Permitted Holders” under the Company’s articles, as further described in the Circular.

		☐	☐

6.	Issuance of Additional MVS	For	Against

The holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of MVS, will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing the Board to approve, in its sole discretion, the issuance of additional MVS up to the maximum number permitted by the applicable regulatory authorities, as further described in the Circular.

		☐	☐

This Proxy MUST BE SIGNED. This signed Proxy revokes and supersedes all previously dated and signed proxies.

Signature of Registered Holder	Please Print Name	Date (mm/dd/yyyy)

Proxy Voting Rules and Guidelines

NOTICE AND ACCESS

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of delivering printed copies of proxy materials to each shareholder. This new process provides the Corporation the ability to post meeting related materials including management information circulars and financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, proxy materials will be available for viewing up to one (1) year from the date of posting and a paper copy of the materials can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the information circular in the section with the same title as each Resolution found on the previous page. You should review the information circular before voting.

FSD Pharma Inc. has elected to utilize notice-and-access and provide you with the following information:

1. Meeting materials are available electronically at

www.sedarplus.ca and also at https://www.fsdpharma.com/financial-results

2. If you wish to receive a paper copy of the proxy materials or have questions about notice-and-access, please call 1-844-MTCL-888 (682-5888) or email info@marrellitrust.ca. In order to receive a paper copy in time to vote before the meeting, your request should be received no later than July 2, 2024.

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3. If you appoint the Management Nominees to vote your shares, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the previous page. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4. This Proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to matters identified in the Notice of Meeting accompanying the Proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. Each securityholder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled "Please print appointee name", the name of the person to be appointed, who need not be a securityholder of the Corporation.

6. To be valid, this Proxy must be signed and dated. If the Proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation.

7. To be a valid Proxy, this form must be filed using one of the voting instructions provided on Page 1 of this proxy and must be received by Marrelli Trust Company Limited before the Filing Deadline for Proxies, noted on page 1 of this Proxy, or in the case of any adjournment or postponement of the Meeting, not less than 48 business hours before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the securityholder is a corporation, this Proxy must be executed by an officer or attorney thereof duly authorized, and the securityholder may be required to provide documentation evidencing the signatory's power to sign the Proxy.

9. For further information on the proper execution of the proxies, please visit www.stac.ca. Please refer to the Proxy Protocol.

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